July 18, 2008

BY EDGAR

Donna Levy, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	SkyPeople Fruit Juice, Inc. (formerly known as Entech Environmental
Technologies, Inc.) Amendment to Registration Statement on Form S-1 File No. 333-149896 Filed: March 26, 2008

Dear Ms. Levy:

Reference is made to your comment letter, dated April 17, 2008 to our client, SkyPeople Fruit Juice, Inc. (formerly known as Entech Environmental Technologies, Inc.) (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.	Revise your filing to include updated financial statements for Pacific Group Holding Co., Ltd. See Rule 8-08(a) of Regulation S-X.

We have included the current financial statements.

2.	Revise the periods for which you have presented pro forma financial information to reflect the most recent financial statements presented.

We have included the updated pro forma financial information.

3.
Similarly, please update the disclosure throughout your filing, such as in the Management’s Discussion and Analysis, to reflect the most recent financial statements as indicated by the comments above. We may have further comments.

We have updated the related disclosure throughout the filing, including the Management’s Discussion and Analysis.

4.	In an appropriate place in the S-1, discuss your present plans to change your name, as discussed in the Preliminary information Statement you have filed with the Commission.

The Company completed the name change and we have revised the subsection entitled “Business Overview” in the “Prospectus Summary” subsection of the registration statement on page 4 by adding a new paragraph reading as follows:

“On May 23, 2008, we amended the Company’s Article of Incorporation and changed our name to SkyPeople Fruit Juice Inc. to better reflect our business. On May 23, 2008.a 1-for-328.72898 reverse stock split of our outstanding shares of Common Stock and a mandatory 1-for-22.006 conversion of Series A Preferred Stock into our Common Stock, which had been approved by written consent of the holders of a majority of the outstanding voting stock, also became effective.”

5.
The disclosure in Note 2 to your unaudited financial statements as of December 31, 2007 indicates that you filed on June 8, 2008 a registration statement to register the shares underlying the convertible notes payable (including liquidated damages) and warrants described therein. The disclosure further states that the “registration statement has not been declared effective by the Securities and Exchange Commission, and the Company will incur liquidated damages until the registration statement has not been declared effective.” You requested withdrawal of that registration statement, file number 333-134826, on May 2, 2007, such that it will never be declared effective by the Commission. In addition, it appears that the notes have been converted to Series B Preferred Stock. Please advice and revise your disclosure accordingly.

The Note 2 is related to the financial statements of SkyPeople (formerly Entech). The share exchange transaction resulted in Pacific obtaining a majority voting and control interest in the SkyPeople. Accordingly, the share exchange transaction has been accounted for as a recapitalization of the Company. The equity section of the financial statements have been restated to reflect the recapitalization of the Company due to the reverse acquisition. The financial statement of SkyPeople before the reverse acquisition is not presented.

6.
We note that, as disclosed on page 52 of the Form 8-K filed March 3, 2008, you issued 615,147 shares of Series B Preferred stock to Barron Partners LP in exchange for cancellation of principal and accrued interest aggregating approximately $5,055,418 on certain promissory notes held by Barron. In an appropriate place in the registration statement, please disclose the material terms of the debt cancellation agreement with Barron, including disclosing all amounts due under the debt, the reasons that the debt was incurred, and how the debt cancellation and issuance of Series B Preferred stock was approved by you. File the agreement with Barron that evidences the cancellation of the debt and issuance of series B preferred stock.

All the Company’s outstanding convertible notes were converted into an aggregate of 615,147 shares of Series B Preferred Stock, which can be convertible into an aggregate of 615,147 shares of Common Stock upon effectiveness of the reverse stock split. The 615,147 shares of Common Stock issuable upon conversion of the Series B Preferred Stock which was issued in satisfaction of the convertible notes represents only approximately 2.4% of Common Stock post-reverse stock split. Moreover, the Company is not obligated to register the resale of such 615,147 shares and has not included such shares in the Registration Statement it has filed. The 615,147 shares is included in footnote (6) to the table contained in the section of the Registration Statement entitled “Security Ownership of Certain Beneficial Owners and Management”. However, we don’t think that the further disclosure of this matter in the Registration Statement is necessary.

Selling Stockholders, page 30

7.
Please state whether or not any of the selling shareholders has, or has had within the past three years, any position, office, or other material relationship with the company or any of its predecessors or affiliates. If any selling shareholder has, or has had, such a relationship, please describe it.

We have revised the subsection entitled “Selling Stockholders” of the Registration Statement by adding the third sentence to the second paragraph on page 30 reading as follows:

“Neither of the selling shareholders has or has had within the past three years, any position, office, or other material relationship with the Company or any of its predecessors or affiliates.”

8.
In footnotes to the selling shareholder ownership table, please identify the natural persons with power to vote or to dispose of the securities offered for resealed by the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance’s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

We have revised footnote No. 4 and No. 5 of the subsection entitled “Selling Stockholders” of the Registration Statement on page 31 reading as follows:

“(4) Consists of 6,794,118 shares of Common Stock issuable upon exercise of currently exercisable warrants and 3,365,147 shares of Common Stock issuable upon conversion of Series B Preferred Stock. Andrew Worden, Chairman and CEO of Barron Partners LP has power to vote or to dispose of the securities offered for resale by Barron Partners LP.

(5) Consists of 205,882 shares of Common Stock issuable upon exercise of currently exercisable warrants and 83,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock. Jon Carnes has power to vote or to dispose of the securities offered for resale by EOS Holdings, LLC.”

Directors and Executives Officers, page 62

9.
You indicate that Mr. Emas is a director of your company. In light of the Form 8-K you filed April 8, 2008 saying he resigned effective April 7, 2008, please update your disclosure in this section and in other places in the filing accordingly. Please ensure that the current officers and directors of your company sign the next amendment to this Form S-1.[you need to add the current directors to the signature page

We have revised the disclosure in the Registration Statement on page 63 and 64 accordingly and all of the current directors are listed on the signature page of the amendment.

10.
Please revise your management biographies to provide five-year sketches without gaps or ambiguities. Disclose the positions held and the times of service in each case by providing the month and year that the executive held the position. For example, state the month Mr. Xue began to serve as a director of Shaanxi Tianren Organic Food Co., Ltd. Fill in the gaps in the biography of Ms. Liu from December 20065 to June 2007 and state what she did after she left Fortnum Power and Heat Oy until she began HyClone Biochemical. In addition fill in the gaps in the biography of Ms. Yan from July 2005 until she started with you, and between August 2003 until February 2004.

We have revised disclosure on page 63 and 64 of the Registration Statement accordingly.

New Directors, page 63

11.	Revise your disclosure to indicate the actual date these directors were appointed.

We have revised disclosure on page 63 and 64 of the Registration Statement accordingly.

Very truly yours,

/s/ Darren Ofsink

Darren Ofsink